August 20, 2025

Gary Campbell
Chief Executive Officer
Cytta Corp.
5450 W Sahara Avenue, Suite 300A
Las Vegas, NV 89146

       Re: Cytta Corp.
           Form 8-K
           Filed July 11, 2025
           File No. 0-55976
Dear Gary Campbell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology